Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

PRODUCTION UP AS TONGON CONTINUES TO PROGRESS

Tongon, Côte d’Ivoire, Monday 25 April 2016 – Randgold’s Tongon gold mine has commissioned its fourth-stage crushing circuit, completing an extensive capital project designed to improve throughput and recovery. The new circuit is currently being optimised.

Announcing this at a local media briefing today, chief executive Mark Bristow said Tongon was continuing to make headway in its drive to overcome technical issues, with gold production up 7% to 242 948 ounces in 2015 as the flotation upgrade and crushing circuit extension programme started delivering results.

“Tongon is targeting annual production of 290 000 ounces in 2016 but there are still significant challenges in its way. Chief among these is the continued instability of the grid power supply, which has a major impact on the mine’s cost structure. The Tongon team is in discussion with the Ivorian power utility to resolve this problem,” he said.

Bristow noted that despite a high level of activity, Tongon was maintaining its excellent safety record, reaching 3.7 million lost-time injury-free hours in 2015. It had also retained its OHSAS 18001 and ISO 14001 certifications.

It was also continuing its drive to extend the life of the mine through exploration, with the latest drilling results indicating the potential for additional reserves and resources within and below the existing open pits.

The media briefing was held at the Tongon mine following a golf day to launch Côte d’Ivoire’s first golf academy for children – a joint initiative between the Ivorian sport promotion company Team STL and Randgold.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.